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                            MULTIMEDIA K.I.D., INC.
                        23 Halutzat Hapardesanut Street
                          Petach Tikvah, 49221 Israel
                                (972-3) 930-7302

                                          February 6, 2001

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

         Re:    Multimedia K.I.D., Inc.
                Form S-3 Registration Statement No. 333-38010
                Application for Withdrawal Pursuant to Rules 477 and 478
                --------------------------------------------------------

Ladies and Gentlemen:

         Pursuant to Rule 477(a) and (c) and Rule 478(c) of the Securities Act of 1933, as amended, Multimedia K.I.D., Inc. (the "Company") hereby applies for withdrawal of the registration statement on Form S-3 and all exhibits thereto filed with the Securities and Exchange Commission (the "Commission") on May 30, 2000 (File No. 333-38010), as amended by Amendment No. 1 filed with the Commission on June 19, 2000 (as amended, the "Registration Statement").

         The Company has determined to request withdrawal of the Registration Statement because (i) the Company has been delisted from the Nasdaq SmallCap Market, (ii) the provisional liquidator appointed by an Israeli court has determined that the Company's operating Israeli subsidiary, Multimedia K.I.D. Intelligence in Education, Ltd., cannot operate as a going concern and (iii) the Company is concurrently filing a Form 15 to terminate its registration under the Securities Exchange Act of 1934, as amended.

         The Company further requests:

         1. That the Commission find that the withdrawal hereby requested is consistent with the public interest and the protection of investors; and

         2. That an order with the date of granting of this withdrawal be included in the files of the Commission for the Registration Statement, stating "Withdrawn upon the request of the registrant, the Commission consenting thereto."

         In order for us to confirm the granting of such order, please fax a copy of such order to Daniel Laifer, Esq., of Fulbright & Jaworski L.L.P., counsel to the Company, at (212) 318-3400. If you have any questions regarding this application for withdrawal, please contact Neil Gold, Esq. at (212) 318-3022 or Daniel Laifer, Esq. at (212) 318-3073.

                                          Very truly yours,

                                          MULTIMEDIA K.I.D., INC.


                                          By:   /s/ Cliff DeGroot
                                              --------------------------
                                          Name: Cliff DeGroot
                                          Title: Chief Financial Officer